LKCM FUNDS

CERTIFICATE OF DESIGNATION

The undersigned officer of LKCM Funds (the “Trust”) hereby certifies that the Trustees of the Trust have duly established the following Sub-Trusts of the Trust, and designated the following classes of Shares of such Sub-Trusts, pursuant to Article IV, Section 4.1 of the Trust’s Agreement and Declaration of Trust, as amended:

Name of Sub-Trust

LKCM Small Cap Equity Fund

LKCM Small-Mid Cap Equity Fund

LKCM Equity Fund

LKCM Balanced Fund

LKCM Fixed Income Fund

LKCM Aquinas Catholic Equity Fund

LKCM International Equity Fund

The rights and preferences of the foregoing Sub-Trusts and classes of Shares thereof are as set forth in the Agreement and Declaration of Trust, as amended.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Designation this 29th day of February 2019.

LKCM FUNDS

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Chief Financial Officer and Chief Compliance Officer